As filed with the Securities and Exchange Commission on

                                January 29, 1999

                                Registration No. ___________

             ======================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------



                                    Form S-6

                                 ---------------


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                                ----------------


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                               SEPARATE ACCOUNT V
                           (EXACT NAME OF REGISTRANT)

                                ----------------


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                                ----------------


                               NORMAN M. KRIVOSHA
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                                -----------------


Title of Securities Being Registered: Securities of Unit Investment Trust
                                      -----------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies - - Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

   ITEM NO. OF
   FORM N-8B-2    CAPTION IN PROSPECTUS
   -----------    ---------------------

       1             Cover Page
       2             Cover Page
       3             Not Applicable
       4             Ameritas Variable Life Insurance Company; Distribution of
                     the Policies
       5             Ameritas Variable Life Insurance Company Separate Account V
       6             Ameritas Variable Life Insurance Company Separate Account V
       7             Not Required
       8             Not Required
       9             Legal Proceedings
      10             Summary; Addition, Deletion or Substitution of Investments;
                     Policy Benefits; Policy Rights; Payment and Allocation of
                     Premiums; General Provisions; Voting Rights
      11             Summary; The Funds
      12             Summary; The Funds
      13             Summary; The Funds - Charges and Deductions
      14             Summary; Payment and Allocation of Premiums
      15             Summary; Payment and Allocation of Premiums
      16             Summary; Variable Insurance Products Fund, Variable
                     Insurance Products Fund II, Alger American Fund, MFS
                     Variable Insurance Trust, Morgan Stanley Universal Funds,
                     Inc.
      17             Summary, Policy Rights
      18             Variable Insurance Products Fund, Variable Insurance
                     Products Fund II, Alger American Fund, MFS Variable
                     Insurance Trust, Morgan Stanley Universal Funds, Inc.
      19             General Provisions; Voting Rights
      20             Not Applicable
      21             Summary; Policy Rights; General Provisions
      22             Not Applicable
      23             Safekeeping of the Separate Account's Assets
      24             General Provisions
      25             Ameritas Variable Life Insurance Company
      26             Not Applicable
      27             Ameritas Variable Life Insurance Company
      28             Executive Officers and Directors of AVLIC; Ameritas
                     Variable Life Insurance Company
      29             Ameritas Variable Life Insurance Company
      30             Not Applicable
      31             Not Applicable
      32             Not Applicable
      33             Not Applicable
      34             Not Applicable
      35             Not Applicable
      36             Not Applicable
      37             Not Applicable
      38             Distribution of the Policies
      39             Distribution of the Policies
      40             Distribution of the Policies
      41             Distribution of the Policies
      42             Not Applicable
      43             Not Applicable
      44             Accumulation Value, Payment and Allocation of Premium

   ITEM NO. OF
   FORM N-8B-2      CAPTION IN PROSPECTUS
   -----------      ---------------------

        45          Not Applicable
        46          The Funds; Accumulation Value
        47          The Funds
        48          State Regulation
        49          Not Applicable
        50          Ameritas Variable Life Insurance Company Separate Account V
        51          Cover Page; Summary; Policy Benefits; Charges and Deductions
        52          Addition, Deletion or Substitution of Investments
        53          Summary; Federal Tax Matters
        54          Not Applicable
        55          Not Applicable
        56          Not Required
        57          Not Required
        58          Not Required
        59          Financial Statements

 PROSPECTUS                                     Ameritas Variable Life Insurance
                                                                    Company Logo

BRAVO! -- A Survivorship Flexible                                5900 "O" Street
Premium Variable Universal Life
Insurance Policy issued by Ameritas            P.O. Box 82550/Lincoln, NE  68501
Variable Life Insurance Company
--------------------------------------------------------------------------------

BRAVO! is a survivorship flexible premium variable universal life insurance Policy ("Policy"), issued by Ameritas Variable Life Insurance Company ("AVLIC"), that pays a death benefit upon the Second Death. Like traditional life insurance policies, a BRAVO! Policy provides Death Benefits to Beneficiaries and gives you, the Policyowner, the opportunity to increase the Policy's cash value. Unlike traditional policies, BRAVO! lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

A BRAVO! Policy is different from traditional life insurance policies in another important way: you select how Policy premiums will be invested. Although each Policyowner is guaranteed a minimum Death Benefit, the cash value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.

The Investment Options available through BRAVO! include investment portfolios managed by Fidelity Management, Fred Alger Management, Massachusetts Financial Services and Morgan Stanley Asset Management. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this BRAVO! prospectus. You may also choose to allocate premium payments to the Fixed Account managed by AVLIC.

A BRAVO! Policy will be issued after AVLIC accepts a prospective Policyowner's application. Generally, an application must specify a Death Benefit no less than $100,000. BRAVO! Policies are available to cover individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85. A BRAVO! Policy, once purchased, may generally be canceled within 10 days after you receive it.

This  BRAVO!   prospectus  is  designed  to  assist  you  in  understanding  the opportunity and risks associated with the purchase of a BRAVO! Policy. Prospective Policyowners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the BRAVO! Policy, information about AVLIC, a list of the investment portfolios to which you may allocate premium payments, and a detailed description of the BRAVO! Policy. The appendix to the prospectus includes tables designed to illustrate how cash values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through BRAVO!

Although the BRAVO! Policy is designed to provide life insurance, a BRAVO! Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution through which it may be purchased, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of a BRAVO! Policy involves investment risk, including the possible loss of principal. For this reason, BRAVO! may not be suitable for all individuals. It may not be advantageous to purchase a BRAVO! Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another survivorship flexible premium variable universal life insurance policy.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 _________, 1999




                                     BRAVO!
                                        1

TABLE OF CONTENTS                                                           PAGE

DEFINITIONS....................................................................3
SUMMARY........................................................................6
YEAR 2000......................................................................9
AMERITAS VARIABLE LIFE INSURANCE COMPANY AND THE SEPARATE ACCOUNT ............10
         AMERITAS VARIABLE LIFE INSURANCE COMPANY.............................10
         AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT V..........10
         PERFORMANCE INFORMATION..............................................11
         THE FUNDS............................................................11
         INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS' PORTFOLIOS..........13
         ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS....................16
         FIXED ACCOUNT........................................................17
POLICY BENEFITS...............................................................17
         PURPOSES OF THE POLICY...............................................17
         DEATH BENEFIT PROCEEDS...............................................18
         DEATH BENEFIT OPTIONS................................................18
         METHODS OF AFFECTING INSURANCE PROTECTION............................20
         DURATION OF POLICY...................................................20
         ACCUMULATION VALUE...................................................20
         PAYMENT OF POLICY BENEFITS...........................................21
POLICY RIGHTS.................................................................21
         LOAN BENEFITS........................................................21
         SURRENDERS...........................................................22
         PARTIAL WITHDRAWALS..................................................23
         TRANSFERS............................................................23
         SYSTEMATIC PROGRAMS..................................................23
         FREE LOOK PRIVILEGE..................................................24
PAYMENT AND ALLOCATION OF PREMIUMS............................................24
         ISSUANCE OF A POLICY.................................................24
         PREMIUMS.............................................................25
         ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE........................26
         POLICY LAPSE AND REINSTATEMENT.......................................26
CHARGES AND DEDUCTIONS........................................................27
         DEDUCTIONS FROM PREMIUM PAYMENTS.....................................27
         CHARGES FROM ACCUMULATION VALUE......................................27
         SURRENDER CHARGE.....................................................28
         DAILY CHARGES AGAINST THE SEPARATE ACCOUNT...........................29
         FUND EXPENSE SUMMARY.................................................29
GENERAL PROVISIONS............................................................31
DISTRIBUTION OF THE POLICIES..................................................33
FEDERAL TAX MATTERS...........................................................33
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS..................................36
THIRD PARTY SERVICES..........................................................36
VOTING RIGHTS.................................................................36
STATE REGULATION OF AVLIC.....................................................36
EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC.....................................37
LEGAL MATTERS.................................................................38
LEGAL PROCEEDINGS.............................................................38
EXPERTS.......................................................................39
ADDITIONAL INFORMATION........................................................39
FINANCIAL STATEMENTS..........................................................39
AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT V...................
AMERITAS VARIABLE LIFE INSURANCE COMPANY......................................
APPENDICES....................................................................40

The Policy, certain Funds, and/or certain riders are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.



                                     BRAVO!
                                        2

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in the Separate Account, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge to cover the cost of administering the Policy. It is part of the Monthly Deduction.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of the Separate Account to provide for expenses of ongoing administrative services to the Policyowners as a group.

ATTAINED AGE - The Issue Age of the younger Insured plus the number of complete Policy Years that the Policy has been in force.

AVLIC - Ameritas Variable Life Insurance Company, a Nebraska stock company. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the Second Death. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection; this charge may also include one or more Flat Extra Rating Charges. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Issue Age, sex, and risk class of each Insured and the Policy duration. The Cost of Insurance is part of the Monthly Deduction.

DECLARED RATE - The interest rate declared by AVLIC to be earned on amounts in the Fixed Account, which AVLIC guarantees to be no less than an annual rate of 3.5%.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by AVLIC of Satisfactory Proof of Death of both Insureds while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction for the month of the Second Death.

FLAT EXTRA RATING CHARGE - A charge that will be applicable if an Insured is placed into a class that involves a higher mortality risk. One-half the amount of any applicable Flat Extra Rating Charge will be added to the Cost of Insurance Rate and, thus, will be deducted as part of the Monthly Deduction on each Monthly Activity Date.

FIXED ACCOUNT - An account that is a part of AVLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of AVLIC includes all of AVLIC's assets except those assets segregated into separate accounts such as the Separate Account.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policyowner's last known address. If the Policyowner makes the payment specified in the notification of lapse, the Policy will not lapse.

GUARANTEED DEATH BENEFIT (IN MARYLAND, "GUARANTEED DEATH BENEFIT TO PREVENT LAPSE") PERIOD - The number of years the "Guaranteed Death Benefit" provision will apply. The period extends to Attained Age 85 but in no event is less than 10 years, and may be restricted as a result of state law. Not available in Massachusetts. This benefit is provided without an additional Policy charge.

GUARANTEED DEATH BENEFIT PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

INSUREDS - The two persons whose lives are insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.


                                     BRAVO!
                                        3

ISSUE AGE - The actual age of each Insured on the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MINIMUM PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the first sixty Policy months ("Minimum Benefit" Period) so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of the Separate Account to provide for the risk that mortality and expense costs may be greater than expected.

NET AMOUNT AT RISK - The amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Surrender Charges and any Outstanding Policy Debt.

NET POLICY FUNDING - Net Policy Funding is the sum of all premiums paid, less any partial withdrawals and less any Outstanding Policy Debt.

NET PREMIUM - Premium paid less the Percent of Premium Charge.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE FOR TAXES - The amount deducted from each premium received to cover certain expenses, expressed as a percentage of the premium.

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policyowner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Benefit or the Guaranteed Death Benefit.

POLICY - The survivorship flexible premium variable universal life insurance Policy offered by AVLIC and described in this prospectus.

POLICYOWNER - ("you," "your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policyowner. A collateral assignee is not the Policyowner.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: 1) an earlier Policy Date is specifically requested, or 2) unless there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.




                                     BRAVO!
                                        4

SATISFACTORY PROOF OF DEATH - Satisfactory Proof of Death must be provided to us at the time of death of each Insured. Satisfactory Proof of Death means all of the following must be submitted:

         (1) A  certified  copy  of  both  death  certificates;
         (2) A  Claimant Statement;
         (3) The Policy; and
         (4) Any   other  information  that  AVLIC  may  reasonably  require  to establish  the  validity  of  the  claim.

SECOND DEATH - The later of the dates of death of the Insureds.

SEPARATE ACCOUNT - This term refers to Separate Account V, a separate investment account established by AVLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policyowner to the Separate Account. The Separate Account is segregated from the General Account and all other assets of AVLIC.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policyowner.

SUBACCOUNT - A subdivision of the Separate Account. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy for the Net Cash Surrender Value while at least one Insured is alive.

SURRENDER CHARGE - This charge is assessed against the Accumulation Value of the Policy if the Policy is Surrendered on or before the 14th Policy Anniversary Date or, in the case of an increase in the Specified Amount, on or before the 14th anniversary of the increase.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive valuation dates, commencing at the close of the New York Stock Exchange ("NYSE") on one valuation date and ending at the close of the NYSE on the next succeeding valuation date.


                                     BRAVO!
                                        5

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                DIAGRAM OF POLICY


                                PREMIUM PAYMENTS
                       You can vary amount and frequency.



                            DEDUCTIONS FROM PREMIUMS

      Percent of Premium Charge for Taxes - currently 2.25% (maximum 3.0%)



                                   NET PREMIUM

The net premium may be invested in the Fixed Account or in the Separate Account which offers twenty six different Subaccounts. The twenty six Subaccounts invest in the corresponding portfolios ("Funds") of Variable Insurance Products Fund, Variable Insurance Products Fund II,The Alger American Fund, MFS Variable Insurance Trust, or Morgan Stanley Universal Funds, Inc.

                             DEDUCTIONS FROM ASSETS

Monthly charge for cost of insurance and cost of any riders.
Monthly charge for administrative expenses (maximum charge $16.00/month plus $.05 per month per $1000 of specified amount).

     Specified Amount                                   Policy Year                                Policy Years 6+
     ----------------                                   -----------                                ---------------
      100,000 - 999,999                              $16/mo + $.05/1000/mo                              $8/mo
    1,000,000 - 4,999,999                            $ 8/mo + $.05/1000/mo                              $4/mo
    5,000,000 +                                      $ 0/mo + $.05/1000/mo                              $0/mo

Daily  charge  from  the   Subaccounts  for  mortality  and  expense  risks  and
administrative  expenses,  at an annual rate of 0.90% for Policy Years 1-15, and
0.45% thereafter. This charge is not deducted from Fixed Account assets.

     LIVING BENEFITS                                  RETIREMENT BENEFITS                   DEATH BENEFITS

You may make partial withdrawals, subject to          Loans may be available on a           Generally, death benefit
certain restrictions. The Death Benefit will be       more favorable interest rate          income is tax free to the
reduced by the amount of the partial  withdrawal.     basis after the tenth Policy Year     Beneficiary.
AVLIC guarantees up to 15 free transfers              Should the Policy lapse while         The Beneficiary may be
between the Investment  Options each Policy Year.     loans are outstanding, the            paid a lump sum or may
Under current practice, unlimited free transfers      portion of the loan attributable      select any of the five
are permitted.                                        to earnings will become taxable       payment methods
You may surrender the policy at any time for its      distributions. (See page 22.)         available as retirement
Net Cash Surrender Value.                             You may take payment under            benefits.
Some expenses that AVLIC incurs immediately           one or more of five  different
upon the issuance of the Policy are recovered over    payment options.
a period of years. Therefore, a Policy surrender on or
before the 14th  anniversary  date will be  assessed
a Surrender Charge.  The charge decreases each year
until no Surrender Charge is applied after the
14th Policy Year.  Increases  in  coverage  after
issue will also have a Surrender Charge associated
with them. (See pages 22 and 28.)
Accelerated payment of up to 50% of the lowest
scheduled Death Benefit is available under certain
conditions if the surviving Insured is suffering from
terminal illness.


                                     BRAVO!
                                        6

SUMMARY

The following summary is intended to highlight the most important features of a BRAVO! POLICY that you, as a prospective POLICYOWNER, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. As you review this summary, take note of the terms that appear in italics. Each italicized term is defined in the glossary that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the BRAVO! POLICY, which is available upon request from AVLIC.

WHO IS THE ISSUER OF A BRAVO! POLICY?
AVLIC is the issuer of each BRAVO! Policy. AVLIC enjoys a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC is rated AA (Very Strong) for financial insurance strength from Standard & Poor's. This is the third highest of Standard & Poor's 21 ratings. A stock life insurance company organized in Nebraska, AVLIC is a wholly owned subsidiary of AMAL Corporation which is, in turn, owned by Ameritas Life Insurance Corp. ("Ameritas Life") and AmerUs Life Insurance Company ("AmerUs Life"). Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC, including the obligations of AVLIC under each BRAVO! POLICY; taken together, these companies have aggregate assets of over $13.7 billion as of December 31, 1997 (page 10).

WHY SHOULD I CONSIDER PURCHASING A BRAVO! POLICY?
The primary purpose of a BRAVO! Policy is to provide life insurance protection on the two INSUREDS named in the POLICY. This means that, so long as the POLICY is in force, it will provide for:
[ ] payment of a DEATH  BENEFIT,  which will never be less than the SPECIFIED
    AMOUNT the  POLICYOWNER  selects (page 17)
[ ] POLICY loan, SURRENDER and withdrawal features (page 22)

A BRAVO! POLICY also includes an investment component. This means that, so long as the POLICY is in force, you will be responsible for selecting the manner in which NET PREMIUMS will be invested. Thus, the value of a BRAVO! POLICY will reflect your investment choices over the life of the POLICY.

HOW DOES THE INVESTMENT COMPONENT OF MY BRAVO! POLICY WORK?
AVLIC has established a SEPARATE ACCOUNT, which is separate from all other assets of AVLIC, as a vehicle to receive and invest premiums received from BRAVO! POLICYOWNERS and owners of certain other variable universal life products offered by AVLIC. The SEPARATE ACCOUNT is divided into separate SUBACCOUNTS. Each SUBACCOUNT invests exclusively in shares of one of the investment portfolios available through BRAVO! Each POLICYOWNER may allocate NET PREMIUMS to one or more SUBACCOUNTS, or to AVLIC's FIXED ACCOUNT in the initial application. These allocations may be changed, without charge, by notifying AVLIC's Home Office. The aggregate value of your interests in the SUBACCOUNTS, the FIXED ACCOUNT and any amount held in the GENERAL ACCOUNT to secure POLICY debt will represent the ACCUMULATION VALUE of your BRAVO! POLICY (page 20).

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE BRAVO! POLICY?
The INVESTMENT OPTIONS available through BRAVO! include 26 investment portfolios, each of which is a separate series of a mutual fund managed by Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company or Morgan Stanley Asset Management Inc. These portfolios are:

[ ]FIDELITY MANAGEMENT & RESEARCH COMPANY:
                                         VIP Money Market
                                         VIP Equity-Income
                                            VIP Growth
                                         VIP High Income
                                            VIP Overseas
                                         VIP II Asset Manager
                                     VIP II Investment Grade Bond
                                     VIP II Asset Manager: Growth
                                            VIP II Index 500
                                            VIP II Contrafund
[ ]FRED ALGER MANAGEMENT, INC.:
                                               Growth
                                            Income and Growth
                                            Small Capitalization
                                               Balanced
                                             MidCap Growth
                                           Leveraged AllCap



                                     BRAVO!
                                        7

[ ]MASSACHUSETTS FINANCIAL SERVICES COMPANY:
                                            Emerging Growth
                                               Utilities
                                           World Governments
                                                Research
                                           Growth With Income

[ ]MORGAN STANLEY ASSET MANAGEMENT INC.:
                                        Emerging Markets Equity
                                              Global Equity
                                          International Magnum
                                              Asian Equity
                                            U.S. Real Estate

Details about the investment objectives and policies of each of the available investment portfolios, including management fees and expenses, appear on page 13 of this prospectus. In addition to the listed portfolios, you may also elect to allocate NET PREMIUMS to AVLIC's FIXED ACCOUNT (page 17).

HOW DOES THE LIFE INSURANCE COMPONENT OF A BRAVO! POLICY WORK?
A BRAVO! POLICY provides for the payment of a minimum DEATH BENEFIT upon the SECOND DEATH. The amount of the minimum DEATH BENEFIT -- sometimes referred to as the SPECIFIED AMOUNT of your BRAVO! POLICY -- is chosen by you at the time your BRAVO! POLICY is established. However, DEATH BENEFIT PROCEEDS -- the actual amount that will be paid after AVLIC receives SATISFACTORY PROOF OF DEATH -- may vary over the life of your BRAVO! POLICY, depending on which of the two available coverage options you select.

If you choose Option A, the DEATH BENEFIT payable under your BRAVO! POLICY will be the SPECIFIED AMOUNT of your BRAVO! POLICY OR the applicable percentage of its ACCUMULATION VALUE, whichever is greater. If you choose Option B, the DEATH BENEFIT payable under your BRAVO! POLICY will be the SPECIFIED AMOUNT of your BRAVO! POLICY PLUS the Accumulation Value of your BRAVO! Policy, or if it is higher, the applicable percentage of the ACCUMULATION VALUE on the SECOND DEATH. In either case, the applicable percentage is established based on the ATTAINED AGE at the SECOND DEATH (page 18).

ARE THERE ANY RISKS INVOLVED IN OWNING A BRAVO! POLICY?
Yes. Over the life of your BRAVO! POLICY, the SUBACCOUNTS to which you allocate your premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the ACCUMULATION VALUE of your BRAVO! POLICY and may result in loss of principal. For this reason, the purchase of a BRAVO! POLICY may not be suitable for all individuals. It may not be advantageous to purchase a BRAVO! POLICY to replace or augment your existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on ACCUMULATION VALUES under a BRAVO! POLICY (page 40).

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP A BRAVO! POLICY IN FORCE?
Like traditional life insurance policies, a BRAVO! POLICY requires the payment of periodic premiums in order to keep the POLICY in force. You will be asked to establish a payment schedule before your BRAVO! POLICY becomes effective.

The distinction between traditional life policies and a BRAVO! POLICY is that a BRAVO! POLICY will not lapse simply because premium payments are not made according to that payment schedule. However, a BRAVO! POLICY will lapse, even if scheduled premium payments are made, if the NET CASH SURRENDER VALUE of your BRAVO! POLICY falls below zero or premiums paid do not, in the aggregate, equal the premium necessary to satisfy the MINIMUM BENEFIT (page 25) or the GUARANTEED DEATH BENEFIT requirements (page 25).

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED TO ME?
Your BRAVO! POLICY will be issued after a completed application is accepted, and the initial premium payment is received, by AVLIC at its Home Office. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501. Your initial NET PREMIUM will be allocated on the ISSUE DATE to the SUBACCOUNT and/or the FIXED ACCOUNT according to the selections you made in your application. If state or other applicable law or regulation requires return of at least your premium payments should you return the POLICY pursuant to the Free-Look Privilege, your initial NET PREMIUM will be allocated to the Money Market Subaccount. Thirteen days after the ISSUE DATE, the ACCUMULATION VALUE of the POLICY will be allocated among the SUBACCOUNTS and/or the FIXED ACCOUNT according to the instructions in your application. You have the right to examine your BRAVO! POLICY and return it for a refund for a limited time, even after the ISSUE DATE (page 24).





                                     BRAVO!
                                        8

You may make subsequent premium payments according to your PLANNED PERIODIC PREMIUM schedule, although you are not required to do so. AVLIC will send premium payment notices to you according to any schedule you select. When AVLIC receives your premium payment at its Home Office, any applicable PERCENT OF PREMIUM CHARGE FOR TAXES will be deducted and the NET PREMIUM will be allocated to the SUBACCOUNTS and/or the FIXED ACCOUNT according to your selections (page
26).

As already noted, BRAVO! provides you considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the amount of the MINIMUM PREMIUM, GUARANTEED DEATH BENEFIT PREMIUM and/or NET POLICY FUNDING requirement needed to keep your BRAVO! POLICY in force (page 25); maximum premium limitations established under the Federal tax laws (page 25); and the impact that reduced premium payments may have on the NET CASH SURRENDER VALUE of your BRAVO! POLICY (page 26).

IS THE ACCUMULATION VALUE OF MY BRAVO! POLICY AVAILABLE WITHOUT SURRENDER?
Yes. You may access the value of your BRAVO! POLICY in one of two ways. First, you may obtain a loan, secured by the ACCUMULATION VALUE of your BRAVO! POLICY. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth POLICY ANNIVERSARY, you may borrow against a limited amount of the NET CASH SURRENDER VALUE of your BRAVO! POLICY at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually (page 22).

You may also access the value of your BRAVO! POLICY by making a partial withdrawal. A partial withdrawal is not subject to SURRENDER CHARGES, but is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%) (page 23).

ARE THERE ANY OTHER CHARGES ASSOCIATED WITH OWNERSHIP OF A BRAVO! POLICY? Certain states impose premium and other taxes in connection with insurance policies such as BRAVO! AVLIC may deduct up to 3% of each premium as a PERCENT OF PREMIUM CHARGE FOR TAXES. Currently, 2.25% is deducted for this purpose.

Charges are deducted against the ACCUMULATION VALUE to cover the COST OF INSURANCE under the POLICY and to compensate AVLIC for administering each individual BRAVO! POLICY. These charges, which are part of the MONTHLY DEDUCTION, are calculated and paid on each MONTHLY ACTIVITY DATE. The COST OF INSURANCE is calculated based on risk factors relating to the INSUREDS as reflected in relevant actuarial tables. The ADMINISTRATIVE EXPENSE CHARGES are based on your SPECIFIED AMOUNT and the POLICY duration. They may be increased during the life of your BRAVO! POLICY, up to a maximum of $16 per month plus $.05 per month per $1000 of SPECIFIED AMOUNT.

For its services in administering the SEPARATE ACCOUNT and SUBACCOUNTS and as compensation for bearing certain mortality and expense risks, AVLIC is also entitled to receive fees. These fees are calculated daily during the first 15 years of each BRAVO! POLICY, at a combined annual rate of 0.90% of the value of the net assets of the SEPARATE ACCOUNT. After the 15th POLICY ANNIVERSARY DATE, the combined annual rate will decrease to .45% of the daily net assets of the SEPARATE ACCOUNT. No MORTALITY AND EXPENSE RISK CHARGE will be deducted from the amounts in the FIXED ACCOUNT. (page 29).

Finally, because AVLIC incurs expenses immediately upon the issuance of a BRAVO! POLICY that are recovered over a period of years, a BRAVO! POLICY that is SURRENDERED on or before its 14th POLICY ANNIVERSARY DATE is subject to a SURRENDER CHARGE. Additional SURRENDER CHARGES may apply if you increase the SPECIFIED AMOUNT of your BRAVO! POLICY. Because the SURRENDER CHARGE may be significant upon early SURRENDER, you should purchase a BRAVO! POLICY only if you intend to maintain your BRAVO! POLICY for a substantial period (page 28).

POLICYOWNERS who choose to allocate NET PREMIUMS to one or more of the SUBACCOUNTS will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various SUBACCOUNTS invest. No such management fees are assessed against NET PREMIUMS allocated to the FIXED ACCOUNT (page 29).

WHEN DOES MY BRAVO! POLICY TERMINATE?
You may terminate your BRAVO! POLICY BY SURRENDERING the POLICY while at least one INSURED is alive for its NET CASH SURRENDER VALUE (page 22). As noted above, your BRAVO! POLICY will terminate if you fail to pay required premiums or maintain sufficient NET CASH SURRENDER VALUE to cover POLICY charges (page 20).

YEAR 2000

Like other insurance companies and their separate accounts, AVLIC and the Separate Account could be adversely affected if the computer systems they rely upon do not properly process date-related information and data involving the years 2000 and after. This issue arose because both mainframe and PC-based computer hardware and software have traditionally used two digits to identify the year. For example, the year 1998 is input, stored and calculated as "98."

                                     BRAVO!
                                        9

Similarly, the year 2000 would be input, stored and calculated as "00." If computers assume this means 1900, it could cause errors in calculations, comparisons, and other computing functions.

Like all insurance companies, AVLIC makes extensive use of dates and date calculations. We began a corporate-wide Year 2000 (Y2K) project in mid-1996. Our goal is to ensure that our computer systems continue to operate smoothly with no service disruptions before, during or after the year 2000.

As of December 31, 1998, all of our computer application and operating systems had been updated for the year 2000. Continuous testing and monitoring throughout 1999 will help AVLIC continue to meet our contractual and service obligations to our customers. In addition to our internal efforts, AVLIC is working closely with vendors and other business partners to confirm that they too are addressing Y2K issues on a timely basis. We believe that we are Y2K-compliant; however, in the event we or our service providers, vendors, financial institutions or others with which we conduct business, fail to be Y2K - compliant, there would be a materially adverse effect on us.


AMERITAS VARIABLE LIFE INSURANCE COMPANY AND THE SEPARATE ACCOUNT

AMERITAS VARIABLE LIFE INSURANCE COMPANY

Ameritas Variable Life Insurance Company ("AVLIC") is a stock life insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983 and commenced business December 29, 1983. AVLIC is currently licensed to sell life insurance in 46 states, and the District of Columbia. AVLIC's financial statements may be found at page __.

AVLIC is a wholly owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. ("Ameritas Life"), which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company ("AmerUs Life"), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation. The Home Offices of both AVLIC and Ameritas Life are at 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501 ("Home Office").

On April 1, 1996 Ameritas Life consummated an agreement with AmerUs Life whereby AVLIC became a wholly owned subsidiary of a newly formed holding company, AMAL Corporation. Under terms of the agreement AMAL Corporation is 66% owned by Ameritas Life and 34% owned by AmerUs Life. AmerUs Life has options to purchase an additional interest in AMAL Corporation if certain conditions are met. There are no other owners of 5% or more of the outstanding voting securities of AVLIC.

Ameritas Life and its subsidiaries had total assets at December 31, 1997 of over $3.4 billion. AmerUs Life had total assets as of December 31, 1997 of over $10.3 billion.

AVLIC has a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC is rated AA (Very Strong) for insurer financial strength from Standard & Poor's. This is the third-highest of Standard & Poor's 21 ratings. Ameritas Life enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of its ratings.

Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company which has a financial rating by a national rating agency equal to or greater than Ameritas Life and which agrees to assume the guarantee. AmerUs Life will be relieved of its obligations under the guarantee if it sells its interest in AMAL Corporation to another insurance company which has a financial rating by a national rating agency equal to or greater than that of AmerUs Life, and the purchaser assumes the guarantee.

Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, may publish in advertisements and reports to Policyowners, the ratings and other information assigned to Ameritas Life and AVLIC by one or more independent rating services. Published material may also include charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocation, diversification, long term market trends, index performance and other investment methods and programs. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of AVLIC. The ratings do not relate to the performance of the Separate Account.

AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT V

Ameritas Variable Life Insurance Company Separate Account V ("the Separate Account") was established under Nebraska law on August 28, 1985. The assets of the Separate Account are held by AVLIC segregated from all of AVLIC's other assets, are not chargeable with liabilities arising out of any other business which AVLIC may conduct,



                                     BRAVO!
                                       10
and are not affected by income, gains, or losses of AVLIC. Although the assets maintained in the Separate Account will not be charged with any liabilities arising out of AVLIC's other business, all obligations arising under the Policies are liabilities of AVLIC who will maintain assets in the Separate Account of a total market value at least equal to the reserve and other contract liabilities of the Separate Account. The Separate Account will at all times contain assets equal to or greater than Accumulation Values invested in the Separate Account. Nevertheless, to the extent assets in the Separate Account exceed AVLIC's liabilities in the Separate Account, the assets are available to cover the liabilities of AVLIC's General Account. AVLIC may, from time to time, withdraw assets available to cover the General Account obligations.

The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a Division of AVLIC.

PERFORMANCE INFORMATION

Performance information for the Subaccounts of the Separate Account and the Funds available for investment by the Separate Account may appear in advertisements, sales literature, or reports to Policyowners or prospective purchasers. AVLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Policy based on assumptions as to age, sex, and risk class of each Insured, and other Policy specific assumptions.

AVLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account charges, including the Monthly Deduction, Percent of Premium Charge for Taxes, and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS

There are currently 26 Subaccounts within the Separate Account available to Policyowners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): Variable Insurance Products Fund and Variable Insurance Products Fund II, (respectively, "VIP" and "VIP II"; collectively "Fidelity Funds"); The Alger American Fund ("Alger American Fund"); MFS Variable Insurance Trust ("MFS Trust"); and Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Fund"). VIP, which is managed by Fidelity Management & Research Company ("Fidelity"), offers the following portfolios: VIP Money Market, VIP
Equity-Income, VIP Growth, VIP High Income, and VIP Overseas. VIP II, also managed by Fidelity, offers the following portfolios: VIP II Asset Manager, VIP II Investment Grade Bond, VIP II Asset Manager: Growth, VIP II Index 500, and VIP II Contrafund. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management"), offers the following portfolios: Alger American Growth ("Growth"), Alger American Income and Growth ("Income and Growth"), Alger American Small Capitalization ("Small Capitalization"), Alger American Balanced ("Balanced"), Alger American MidCap Growth ("MidCap Growth"), and Alger American Leveraged AllCap ("Leveraged AllCap"). The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co."), offers the following portfolios or series in connection with this Policy: MFS Emerging Growth, MFS Utilities, MFS World Governments, MFS Research, and MFS Growth With Income. The Morgan Stanley Fund offers the following portfolios in connection with the Policy, all of which are managed by Morgan Stanley Asset Management Inc. ("MSAM"): Emerging Markets Equity, Global Equity, International Magnum, Asian Equity, and U.S. Real Estate. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.

The assets of each portfolio of the Funds are held separately from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this prospectus. All underlying Fund information, including Fund prospectuses, has been provided to AVLIC by the underlying Funds. AVLIC has not independently verified this information. One or more of the portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, engaging

                                     BRAVO!
                                       11
in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. In addition, certain of the portfolios may invest in securities of foreign issuers.

The Leveraged AllCap portfolio may borrow money to increase its portfolio of securities, and may purchase or sell options and enter into futures contracts on securities indexes to increase gain or to hedge the value of the portfolio. Certain of the portfolios are permitted to invest a portion of their assets in non-investment grade, high risk debt securities; these portfolios include the VIP High Income, VIP Equity-Income, VIP II Asset Manager: Growth, VIP II Asset Manager portfolios of the Fidelity Funds, and the Research portfolio of the MFS Fund. Certain portfolios are designed to invest a substantial portion of their assets overseas, such as the VIP Overseas portfolio and the International Magnum portfolio of the Morgan Stanley Fund. Other portfolios invest primarily in the securities markets of emerging nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Emerging Markets Equity and Asian Equity portfolios of the Morgan Stanley Fund. The Emerging Markets Equity portfolio may also invest in non-investment grade, high risk debt securities (also known as "junk bonds") and securities of Russian companies. Investment in Russian companies may involve risks associated with that nation's system of share registration and custody. Securities of non-U.S. issuers (including issuers in emerging nations) may also be purchased by each of the portfolios of the MFS Trust and the Global Equity portfolio of the Morgan Stanley Fund. Investments acquired by the U.S. Real Estate portfolio of the Morgan Stanley Fund may be subject to the risks associated with the direct ownership of real estate and direct investments in real estate investment trusts. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

The Separate Account will purchase and redeem shares from the portfolios at the net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the Surrender Values, partial withdrawals, and make Policy loans or to transfer assets among Investment Options as you request. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.





                                     BRAVO!
                                       12

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS' PORTFOLIOS

------------------------------------------------------------------------------------------------------------------------------------
FIDELITY FUNDS
------------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                  INVESTMENT POLICIES                                                  OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
 VIP Money Market          High-quality U.S. dollar denominated money market                    Seeks to obtain as high a level
                           instruments of domestic and foreign Issuers. (Commercial             of current income as is
                           Paper, Certificate of Deposit.)                                      consistent with preserving
                                                                                                capital and providing liquidity.
------------------------------------------------------------------------------------------------------------------------------------
 VIP Equity-Income         At least 65% in income producing common or preferred                 Seeks reasonable income by
                           stock.  The remainder will normally be invested in                   investing primarily in income
                           convertible and non-convertible debt obligations.                    producing equity securities.  The
                                                                                                goal is to achieve yield in
                                                                                                excess of the composite yield of
                                                                                                the Standard & Poor's 500
                                                                                                Composite Stock Price Index.
------------------------------------------------------------------------------------------------------------------------------------
 VIP Growth                Portfolio purchases normally will be common stocks of                Seeks to achieve capital
                           both well-known established companies and smaller, less-             appreciation by investing
                           known companies, although the investments are not                    primarily in common stocks.
                           restricted to any one type of security.  Dividend income
                           will only be considered if it might have an effect on stock values.
------------------------------------------------------------------------------------------------------------------------------------
 VIP High Income           At least 65% in  income  producing  debt securities and              Seeks to obtain a high level of
                           preferred stocks, up to 20% in common stocks and other               current income by investing in
                           equity securities, and up to 15% in securities subject to            high income producing  lower-
                           restriction on resale.                                               rated debt securities (sometimes
                                                                                                called "junk bonds"), preferred
                                                                                                stocks including convertible
                                                                                                securities and restricted
                                                                                                securities.
------------------------------------------------------------------------------------------------------------------------------------
 VIP Overseas              At least 65% invested in securities of issuers outside of            Seeks long-term growth of
                           North America.  Most issuers will be located in developed            capital primarily through
                           countries in the Americas, the Far East and Pacific Basin,           investments in foreign
                           Scandinavia and Western Europe.  While the primary                   securities.
                           purchases will be common stocks, all types of securities
                           may be purchased.
------------------------------------------------------------------------------------------------------------------------------------
 VIP II Asset Manager      Equities (Growth, High Dividends, Utility),  bonds                   Seeks to obtain high total return
                           (Government, Agency, Mortgage backed, Convertible and                with reduced risk over the long
                           Zero  Coupon) and money market instruments.                          term by  allocating its assets
                                                                                                among domestic and foreign
                                                                                                stocks, bonds, and short-term
                                                                                                fixed-income securities.
------------------------------------------------------------------------------------------------------------------------------------
VIP II Investment          A portfolio of investment grade fixed-income securities              Seeks as high a level of current
Grade Bond                 with a dollar weighted average maturity of less than ten             income as is consistent with the
                           years.                                                               preservation of capital.
------------------------------------------------------------------------------------------------------------------------------------


                                                      BRAVO!
                                                        13

------------------------------------------------------------------------------------------------------------------------------------
VIP II Asset Manager:      Focuses on stocks for high potential returns but also                Seeks to maximize total return
Growth                     purchases bonds and short-term instruments.                          by allocating its assets among
                                                                                                foreign and domestic stocks,
                                                                                                bonds, short-term instruments
                                                                                                and other investments.
------------------------------------------------------------------------------------------------------------------------------------
VIP II Index 500           At least 80% (65% if fund assets are below $20 million) in           Seeks investment results that
                           equity securities of companies that compose the Standard             correspond to the total return of
                           & Poor's 500.  Also purchases short-term debt securities for         common stocks of companies
                           cash management purposes and uses various investment                 that compose the Standard &
                           techniques, such as futures contracts, to adjust its exposure        Poor's 500.
                           to the Standard & Poor's 500.
------------------------------------------------------------------------------------------------------------------------------------
VIP II Contrafund          Portfolio purchases will normally be common stock or                 Seeks long-term capital
                           securities convertible into common stock of companies                appreciation.
                           believed to be undervalued due to an overly pessimistic
                           appraisal by the public.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
ALGER
AMERICAN FUND
------------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                  INVESTMENT POLICIES                                                  OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
Growth                     The portfolio will invest its assets in companies whose              Seeks long-term capital
                           securities are traded on domestic stock  exchanges or in the         appreciation.
                           over-the-counter market. Except during  temporary
                           defensive periods, the portfolio will invest at least 65% of its total assets in the securities of companies that have a total market capitalization of $1 billion or greater.
------------------------------------------------------------------------------------------------------------------------------------
Income and                 The portfolio attempts to invest 100% of its assets, and             Seeks to provide a high level of
Growth                     except during temporary defensive periods, it is a                   dividend income to the extent
                           fundamental policy of the portfolio to invest, at least 65%          consistent with prudent
                           of its total assets in dividend paying equity securities.            investment management.
                                                                                                Capital appreciation is a
                                                                                                secondary objective of the
                                                                                                portfolio.
------------------------------------------------------------------------------------------------------------------------------------
Small Capitalization       Except during temporary defensive periods, the portfolio             Seeks long-term capital
                           invests at least 65% of its total assets in equity securities of     appreciation.
                           companies that, at the time of purchase of the securities, have total market capitalization within the range of
                           companies included in the Russell 2000 Growth Index or
                           the S&P SmallCap 600 Index, updated quarterly.  The
                           portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in those Indexes and in excess of that amount (up to 100% of its assets) during temporary defensive periods.
------------------------------------------------------------------------------------------------------------------------------------



                                     BRAVO!
                                       14

------------------------------------------------------------------------------------------------------------------------------------
Balanced                   The portfolio will invest its assets in common stocks and             Seeks current income and long-
                           investment grade preferred stock and debt securities as well          term capital appreciation by
                           as securities convertible into common stocks.  Except                 investment in common stocks
                           during defensive periods, it is anticipated that 25% of the           and fixed income and
                           portfolio assets will be invested in fixed income senior              convertible securities, with
                           securities.                                                           emphasis on income producing
                                                                                                 securities which appear to have
                                                                                                 potential for capital
                                                                                                 appreciation.
------------------------------------------------------------------------------------------------------------------------------------
MidCap Growth              Except during temporary defensive periods, the portfolio              Seeks long-term capital
                           invests at least 65% of its total assets in equity securities of      appreciation.
                           companies that, at the time of purchase of the securities, have total market capitalization within the range of
                           companies included in the S&P MidCap 400 Index,
                           updated quarterly.  The S&P MidCap 400 Index is
                           designed to track the performance of medium capitalization companies.  The portfolio may invest up to 35% of its total assets in securities that, at the time of purchase, have total market capitalization outside the range of companies
                           included in the S&P MidCap 400 Index and in excess of
                           that amount (up to 100% of its assets) during temporary
                           defensive periods.
------------------------------------------------------------------------------------------------------------------------------------
Leveraged AllCap           Invests at least 85% of net assets in equity securities of            Seeks long-term capital
                           companies of any size, except during defensive periods.               appreciation.
                           May purchase put and call options and sell covered options to increase gain and to hedge.  May enter into futures
                           contracts  and purchase and sell options on these futures
                           contracts.  May also borrow money for purchase of
                           additional securities.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
MFS  FUNDS
------------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                  INVESTMENT POLICIES                                            OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
Emerging Growth            At least 80% normally will be invested in equity securities           Seeks to provide long-term
Series                     of emerging growth companies.  Up to 25% may be                       capital growth; dividend and
                           invested in foreign securities not including ADRs.                    interest income is incidental.
------------------------------------------------------------------------------------------------------------------------------------
Utilities Series           At least 65%, but up to 100%  normally will be invested in            Seeks capital  growth and current
                           equity and debt securities of both domestic and foreign               income (above that available
                           companies in the utilities  industry.  Normally, not more             from a portfolio invested
                           than 35% will be invested in equity and debt securities of            entirely in equity securities).
                           issuers  in  other   industries,   including  foreign
                           securities, emerging market securities and non-dollar
                           denominated securities.
------------------------------------------------------------------------------------------------------------------------------------
World Governments          At least 80% normally will be invested in debt securities.            Seeks to provide long-term
Series                     May invest up to 100% of assets in foreign securities,                growth of capital and future
                           including emerging markets securities.                                income.
------------------------------------------------------------------------------------------------------------------------------------

                                     BRAVO!
                                       15

------------------------------------------------------------------------------------------------------------------------------------
Research Series            Invests in common stocks or securities convertible into               Seeks to provide long-term
                           common stocks of companies believed to possess better                 growth of capital and future
                           than average prospects for long-term growth.  Up to 10%               income.
                           may be invested in non-investment grade debt; up to 20%
                           may be invested in foreign securities (including emerging
                           market issues.)
------------------------------------------------------------------------------------------------------------------------------------
Growth With Income         At least 65% will normally be invested in common stocks               Seeks to provide  reasonable
Series                     or securities  convertible  into common stocks of companies           current income and long-term
                           believed to have long-term prospects for growth and                   growth of capital and income.
                           income.  Expects to invest not more than 15% in foreign
                           securities (including emerging market issues.)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
MORGAN
STANLEY FUNDS
------------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                  INVESTMENT POLICIES                                                  OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
Emerging Markets           Invests primarily in equity securities of emerging market            Long-term capital appreciation.
Equity                     country issuers with a focus on those countries whose
                           economies  the  portfolio's  adviser  believes  to be
                           developing strongly and in which markets are becoming
                           more sophisticated.
------------------------------------------------------------------------------------------------------------------------------------
Global Equity              Invests primarily in equity securities of issuers throughout         Long-term capital  appreciation.
                           the world, including U.S. issuers and emerging market
                           countries,  using an approach that is oriented to the
                           selection of individual  stocks that the  portfolio's
                           adviser believes are undervalued.
------------------------------------------------------------------------------------------------------------------------------------
International Magnum       Invests primarily in equity securities of non-U.S. issuers,          Long-term capital  appreciation.
                           generally in accordance with weightings determined by
                           the portfolio's  adviser, in countries comprising the
                           Morgan   Stanley   Capital    International   Europe,
                           Australia,  Far  East  Index,  commonly  known as the
                           "EAFE Index."
------------------------------------------------------------------------------------------------------------------------------------
Asian Equity               Invests primarily in equity securities of Asian issuers,             Long-term capital   appreciation.
                           excluding  Japan,  using an approach that is oriented
                           to the selection of individual stocks believed by the
                           portfolio's adviser to be undervalued.
------------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate           Invests primarily in equity securities of companies                  Above-average current income
                           primarily engaged in the U.S. real estate industry, including        and long-term capital
                           real estate investment trusts.                                       appreciation.
------------------------------------------------------------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

AVLIC reserves the right, subject to applicable law, to add, delete, or substitute investments in the Separate Account. AVLIC will notify the SEC and/or state insurance authorities and will obtain required approvals before making additions, deletions, or substitutions. The Separate Account may, to the extent permitted by law, purchase other securities for other policies or permit a conversion between policies upon your request.

AVLIC may, in its sole discretion, also establish additional Subaccounts of the Separate Account, each of which would invest in shares corresponding to a new portfolio of the Funds or in shares of another investment company having a specified investment objective. AVLIC may, in its sole discretion, establish new Subaccounts or eliminate one or more




                                     BRAVO!
                                       16

Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Policyowners on a basis to be determined by AVLIC.

If AVLIC considers it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AVLIC separate accounts. To the extent permitted by applicable law, AVLIC may also transfer the assets of the Separate Account associated with the Policies to another separate account. In addition, AVLIC may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Separate Account.

If any of these substitutions or changes are made, AVLIC may, by appropriate endorsement, change the Policy to reflect the substitution or change. You will be notified of any material change in the investment policy of any portfolio in which you have an interest.

FIXED ACCOUNT

You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between the Separate Account and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from the Separate Account to the Fixed Account are placed in AVLIC's General Account. The General Account includes all of AVLIC's assets, except those assets segregated in AVLIC's separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credits, less any deduction for charges and expenses. The Policyowner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the Federal Securities Laws regarding the accuracy and completeness of statements made in prospectuses.

AVLIC guarantees that it will credit interest at a Declared Rate of at least 3.5%. AVLIC may, at its discretion, set a higher Declared Rate(s). Each month AVLIC will establish the Declared Rate for the Policies with a Policy Date or Policy Anniversary Date in that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policyowner will earn interest on the amounts transferred or allocated to the Fixed Account at the Declared Rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the Declared Rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. AVLIC reserves the right to change the declaration practice, and the period for which a Declared Rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

PURPOSES OF THE POLICY

The Policy is designed to provide the Policyowner with both lifetime insurance protection and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount will increase both the Minimum Premium and the Guaranteed Death Benefit Premium required. If the Specified Amount is decreased, however, the Minimum Premium and Guaranteed Death Benefit Premium will not decrease. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

                                     BRAVO!
                                       17

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of the Separate Account. Thus the Policyowner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of the Separate Account. If the Minimum Premium or Guaranteed Death Benefit Premium is satisfied by Net Policy Funding, AVLIC will keep the Policy in force during the appropriate period and provide a Death
Benefit. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

DEATH BENEFIT PROCEEDS

As long as the Policy remains in force, AVLIC will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Second Death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Second Death occurs. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policyowner, or to your estate.

DEATH BENEFIT OPTIONS

The Policy provides two Death Benefit options. The Policyowner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The minimum initial Specified Amount is $100,000. The following graphs illustrate the differences in the two Death Benefit options.


OPTION A.
[Omitted graph illustrates payout under Death Benefit Option A, specifically by showing the relationships over time, between the Specified Amount and the Accumulation Value.]

     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage
    (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value at the Second Death. The applicable percentage is 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and at Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policyowners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.



                                     BRAVO!
                                       18

OPTION B.
[Omitted graph illustrates payout under Death Benefit Option B, specifically by showing the relaionships over time, between the Specified Amount and the Accumulation Value.]

     Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value at the Second Death. The applicable percentage is the same as under Option A: 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount). Policyowners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending AVLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by AVLIC. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the Net Amount at Risk. Changing from Option B to Option A generally will decrease the Net Amount at Risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance rate will increase with the ages of the Insureds, even though the Net Amount at Risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policyowner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount affects the Net Amount at Risk, which affects the Cost of Insurance and may have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by AVLIC. The Specified Amount of a Policy may be changed only once per year and AVLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease may not be less than $100,000. In addition, if a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.)

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. AVLIC may also require additional evidence of insurability.

                                     BRAVO!
                                       19

Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $50,000, and an increase cannot be made if either Insured was over age 85 on the previous Policy Anniversary Date. An increase in the Specified Amount will also increase Surrender Charges. An increase in the Specified Amount during the time either the Minimum Benefit or the Guaranteed Death Benefit provision is in effect will increase the respective premium requirements. (See the section on Charges and Deductions.)

METHODS OF AFFECTING INSURANCE PROTECTION

You may increase or decrease the pure insurance  protection provided by a Policy
- the difference between the Death Benefit and the Accumulation Value - in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY

The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction or if the Minimum Benefit or Guaranteed Death Benefit provision is in effect. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policyowner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE

The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. A Policyowner may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:
     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units allocated to the Policy; plus
     (2) The value of allocations to the Fixed Account; plus
     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
     (4) Any Net Premiums received on that Valuation Date; less
     (5) Any partial  withdrawal, and  its  charge, made on that Valuation Date;
         less
     (6) Any Monthly Deduction to be made on that Valuation Date; less
     (7) Any federal  or state  income taxes  charged  against the  Accumulation
         Value.

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:
     (1) Multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus
     (2) A charge for mortality and expense risk at an annual rate of .75% in Policy Years 1-15, decreasing to .30% thereafter; minus



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

     (3) A charge for administrative service expenses at an annual rate of .15%; and
     (4) Dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date. (See the section on Daily Charges Against the Separate Account.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS

Death Benefit Proceeds under the Policy will usually be paid within seven days after AVLIC receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policyowner may decide the form in which Death Benefit Proceeds will be paid. While at least one Insured is alive, the Policyowner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, AVLIC will pay Death Benefit Proceeds or Accumulation Value Benefits in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the Second Death the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, AVLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to AVLIC's General Account. AVLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

OPTION AI--INTEREST PAYMENT OPTION. AVLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by AVLIC.

OPTION AII--FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount AVLIC holds runs out.

OPTION B--FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

OPTION C--LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

OPTION D--JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by AVLIC. Further, one of AVLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policyowner, using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS

LOAN PRIVILEGES. The Policyowner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while at least one Insured is living. Policyowners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions

                                     BRAVO!
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

and any interest on policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters.)

LOAN INTEREST. AVLIC charges interest to Policyowners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policyowner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is (1) the Accumulation Value , minus (2) total premiums paid minus any partial withdrawals previously taken, and minus (3) any Outstanding Policy Debt held at a reduced loan rate. However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policyowner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, AVLIC will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid. Policy loans will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Surrender Charge and any Accrued Expense Charges, the Policyowner must pay the excess. AVLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after AVLIC sends the notice, the Policy will terminate without value ("lapse"). Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policyowner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS

At any time while at least one Insured is alive, the Policyowner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to AVLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at AVLIC's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) Surrenders may have tax consequences. Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to AVLIC along with the request. AVLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policyowner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)



                                     BRAVO!
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

PARTIAL WITHDRAWALS

Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. The Net Cash Surrender Value after a partial withdrawal must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction - Cost of Insurance and Death Benefit Options - Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.) Partial withdrawals will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

TRANSFERS

Accumulation Value may be transferred among the Subaccounts of the Separate Account and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. We may limit the transfer period to the 30 days following the Policy Anniversary Date. The transfers may be ordered in person, by mail or by telephone. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred and will be deducted from the Accumulation Value on a pro rata basis. Currently, no charge is imposed for additional transfers. (See the section on Transfer Charge.) Additional restrictions on transfers may be imposed at the fund level. Specifically, fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. AVLIC will not be able to process the transfer if the Fund manager refuses. Transfers resulting from Policy loans or exercise of the exchange privilege will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. Transfers out of the Fixed Account are limited to the greater of (1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policyowner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

The privilege to initiate transactions by telephone will be made available to Policyowners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policyowners who do not wish to authorize AVLIC to accept telephone transactions from their registered representative must so specify on the application. AVLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, AVLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures AVLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policyowner to provide the Policy number at the time of giving transfer instructions; AVLIC's tape recording of all telephone transfer instructions; and AVLIC providing written confirmation of telephone transactions.

SYSTEMATIC PROGRAMS

AVLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines AVLIC may establish from time to time. Transfers of Accumulation Value made pursuant to these programs will be counted in determining whether any transfer fee may apply. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

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

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. AVLIC reserves the right to modify, suspend or terminate such programs at any time. Use of systematic programs may not be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct AVLIC to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis according to your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct AVLIC to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE

You may cancel the Policy within 10 days after you receive it, within 10 days after AVLIC delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the net premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to AVLIC at the Home Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

Individuals wishing to purchase a Policy must complete an application and submit it to AVLIC's Home Office (5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). A Policy will generally be issued only to individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85, and both of whom supply satisfactory evidence of insurability to AVLIC. Acceptance is subject to AVLIC's underwriting rules, and AVLIC reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by AVLIC in its Home Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve
Bank) are received and available to AVLIC, and the application amendments are received and reviewed in AVLIC's Home Office. Your initial Net Premium will be allocated on the Issue Date to the Subaccaounts and/or the Fixed Account according to the selections you made in your application. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in your application.


                                     BRAVO!
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

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if a lower Issue Age for either Insured results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period the Policy Date is backdated.

Interim conditional insurance coverage may be issued prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The amount of the interim coverage is limited to $100,000. Premium will not be accepted with applications for coverage in amounts of $1,000,000 or more.

PREMIUMS

No insurance will take effect before the initial premium payment is received by AVLIC in Federal Funds. The initial premium payment must be at least equal to the monthly Minimum Premium times one more than the number of months between the Policy Date and the Issue Date. Subsequent premiums are payable at AVLIC's Home Office. A Policyowner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charge for Taxes the Policy may have a zero Net Cash Surrender Value and lapse. Net Policy Funding, if adequate, may satisfy Minimum Premium and/or Guaranteed Death Benefit Premium requirements. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You may want to consider setting the Planned Periodic Premium no lower than the Guaranteed Death Benefit Premium to assure proper funding of the Guaranteed Death Benefit. You are not required to pay premiums in accordance with this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. AVLIC reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect, even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. AVLIC's current minimum premium limit is $45, $15 if paid by automatic bank draft. AVLIC currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. AVLIC reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, AVLIC will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. AVLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's Net Amount at Risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policyowner, an additional premium payment may be required. AVLIC will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge for Taxes.


                                     BRAVO!
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

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office. If there is any Outstanding Policy Debt at the time of a payment, AVLIC will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

On the Issue Date, the initial Net Premium will be allocated to the Investment Options you selected. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount for 13 days. Thereafter, the Accumulation Value will be reallocated to the Investment Options you selected. Premium payments received by AVLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by AVLIC for the period from the date the payment has been converted into Federal Funds and is available to AVLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policyowner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT

LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment, unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. The Grace Period is 61 days from the date AVLIC mails a notice that the Grace Period has begun. AVLIC will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with AVLIC. The notice will specify the premium required to keep the Policy in force. The required premium will equal the lesser of (1) Monthly Deductions plus Percent of Premium charges for the three Policy Months after commencement of the Grace Period, plus projected loan interest that would accrue over that period, or (2) the premium required under the Minimum Benefit or Guaranteed Death Benefit provisions, if applicable, to keep the Policy in effect for three months from the commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Second Death occurs during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period provided both Insureds are living. Reinstatement will be based on the rating classes of the Insureds at the time of the reinstatement.

Reinstatement is subject to the following:
   (1) Evidence of insurability of both Insureds satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);
   (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
   (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
   (4) The minimum premium required at reinstatement is the greater of:
         (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or
         (b)   three times the current Monthly Deduction.

Theamount of Accumulation  Value on the date of  reinstatement  will equal:
   (1) The amount of the Net Cash Surrender Value on the date of lapse, increased by
   (2) The premium paid at reinstatement, less
   (3) The  Percent of Premium Charge, plus
   (4) That part of the Surrender Charge that would apply if the Policy were Surrendered on the date of reinstatement.


                                     BRAVO!
                                       26

The last addition to the Accumulation Value is designed to avoid duplicate Surrender Charges. The original Policy Date, and the dates of increases in the Specified Amount (if applicable), will be used for purposes of calculating the Surrender Charge. If any Outstanding Policy Debt is reinstated, that debt will be held in AVLIC's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by AVLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate  AVLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

DEDUCTIONS FROM PREMIUM PAYMENTS

PERCENT OF PREMIUM CHARGE FOR TAXES. A deduction of up to 3% of the premium is made from each premium payment; currently the charge is 2.25%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters .) AVLIC does not expect to derive a profit from the Percent of Premium Charge for Taxes.

CHARGES FROM ACCUMULATION VALUE

MONTHLY DEDUCTIONS. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate AVLIC for administrative expenses and insurance provided. These charges will be allocated from the Investment Options in accordance with your instructions. If no instructions are given the charges will be allocated pro rata among the Investment Options. Each of these charges is described in more detail below.

ADMINISTRATIVE EXPENSE CHARGE. To compensate AVLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, the Monthly Deduction includes a level per policy charge plus a charge per $1000 of Specified Amount. For Specified Amounts between $100,000 and $999,999, the charge is currently $16 per month in Policy Years 1-5 and $8 per month thereafter; for Specified Amounts between $1,000,000 and $4,999,999, the charge is currently $8 per month in Policy Years 1-5 and $4 per month thereafter; currently there is no charge for Specified Amounts $5,000,000 or greater. In addition, for all Specified Amounts there currently is a charge of $.05 per month per $1000 of Specified Amount in years 1-5. It is anticipated that that charge will reduce to $0 in year 6. The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $16 per month plus $.05 per month per $1000 of Specified Amount. AVLIC does not expect to make any profit from the Administrative Expense Charge.

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. AVLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the Net Amount at Risk for each Policy Month.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rates are based on the Issue Age, sex and risk class of each Insured and the Policy duration. The rates will vary depending upon tobacco use and other risk factors. The rates will be based on AVLIC's expectations of future experience with regard to mortality, interest, persistency, and expenses, but will not exceed the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the Policy. The guaranteed rates for standard rating classes are calculated from the 1980 Commissioners Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables. The guaranteed rates for the table-rated substandard Insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates.
One-half the amount of any Flat Extra Rating Charge is added to the Cost of Insurance Rate and thus will be deducted as part of the Monthly Deduction on each Monthly Activity Date. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, sex, risk class and whose Policies have been in effect for the same length of time.

The Cost of Insurance Rates, Surrender Charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a sex-neutral (unisex) basis. The


                                     BRAVO!
                                       27
unisex rates will be higher than those applicable to females and lower than those applicable to males. The actual charges made during the Policy year will be shown in the annual report delivered to Policyowners.

RATING CLASS. The rating class of each Insured will affect the Cost of Insurance Rate. AVLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than when either or both Insureds are in a rating class with higher mortality risks.

SURRENDER CHARGE

If a Policy is Surrendered on or before the 14th Policy Anniversary Date, AVLIC will assess a Surrender Charge as shown in the schedule pages of the Policy. The initial Surrender Charge is calculated based on the Issue Age, sex and risk class of each Insured, and the Specified Amount of the Policy. The Surrender Charge, if applicable, will be applied according to the following schedule.
Because the Surrender Charge may be significant upon early Surrender, prospective Policyowners should purchase a Policy only if they do not intend to Surrender the Policy for a substantial period.

------------------------------------------------------------------------------------------------------------------------
       Policy Year             Percent of Initial             Policy Year              Percent of Initial
                             Surrender Charge that                                    Surrender Charge that
                            will apply during Policy                                will apply during Policy
                                      Year                                                    Year
------------------------------------------------------------------------------------------------------------------------
           1-5                        100%                        11                           40%
------------------------------------------------------------------------------------------------------------------------
            6                         90%                         12                           30%
------------------------------------------------------------------------------------------------------------------------
            7                         80%                         13                           20%
------------------------------------------------------------------------------------------------------------------------
            8                         70%                         14                           10%
------------------------------------------------------------------------------------------------------------------------
            9                         60%                         15+                           0%
------------------------------------------------------------------------------------------------------------------------
           10                         50%
------------------------------------------------------------------------------------------------------------------------

No Surrender Charge will be assessed on decreases in the Specified Amount of the Policy or partial withdrawals of Accumulation Value. AVLIC will, however, require additional Surrender Charges due to increases in Specified Amount. The initial Surrender Charge applicable to the increase in Specified Amount will equal the initial Surrender Charge for the original Specified Amount, multiplied by the ratio of the increase in Specified Amount to the original Specified Amount. Surrender Charges on increases in Specified Amount will be applied with respect to Surrenders within 14 years of the date of the increase according to the same grading schedule as for the original Specified Amount.

TRANSFER CHARGE. Currently there is no charge for transfers among the investment options in excess of 15 per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate AVLIC for the costs of processing the transfer. Since the charge reimburses AVLIC only for the cost of processing the transfer, AVLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policyowner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate AVLIC for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered.




                                     BRAVO!
                                       28

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT

A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of the Separate Account to compensate AVLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from the Separate Account is at the rate of 0.002050% (equivalent to an annual rate of .75%) for
Policy Years 1-15 and 0.000820% (equivalent to an annual rate of .30%) thereafter. The daily charge will be deducted from the net asset value of the Separate Account, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

AVLIC believes that this level of charge is within the range of industry practice for comparable survivorship flexible premium variable universal life policies. The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the policies will exceed the administrative charges provided in the policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of the Separate Account on a daily basis. This charge is applied at a rate of 0.000409% (equivalent to .15% annually). No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

FUND EXPENSE SUMMARY

In addition to the charges against the Separate Account described just above, management fees and expenses will be assessed by Fidelity, Alger Management, MFS Co. and MSAM against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below relating to the Funds was provided to AVLIC by the Funds and AVLIC has not independently verified such information. Each of the Funds is managed by an investment advisory organization that is not affiliated with AVLIC. Each such organization is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. The amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1997, was as follows:

--------------------------------------------------------------------------------------------------------------------------

PORTFOLIO                         INVESTMENT ADVISORY AND                 OTHER EXPENSES                 TOTAL
                                         MANAGEMENT

                               FIGURES PRESENTED MAY REFLECT     FIGURES PRESENTED MAY            FIGURES PRESENTED
                                   EXPENSE REIMBURSEMENT         REFLECT EXPENSE                  MAY REFLECT
                                                                 REIMBURSEMENT                    EXPENSE
                                                                                                  REIMBURSEMENT
--------------------------------------------------------------------------------------------------------------------------

FIDELITY FUNDS
VIP Money Market                           .21%                                 .10%                   .31%
VIP Equity-Income                          .50%                                 .07%                   .57%(1)
VIP Growth                                 .60%                                 .07%                   .67%(1)
VIP High Income                            .59%                                 .12%                   .71%
VIP Overseas                               .75%                                 .15%                   .90%(1)
VIP II Asset Manager                       .55%                                 .09%                   .64%(1)
VIP II Investment Grade Bond               .44%                                 .14%                   .58%
VIP II Asset Manager:  Growth              .60%                                 .16%                   .76%(1)
VIP II Index 500                           .24%                                 .04%                   .28%(2)
VIP II Contrafund                          .60%                                 .08%                   .68%(1)

ALGER AMERICAN FUND (3)
Growth                                     .75%                                 .04%                   .79%
Income and Growth                         .625%                                .115%                   .74%
Small Capitalization                       .85%                                 .04%                   .89%
Balanced                                   .75%                                 .26%                  1.01%
MidCap Growth                              .80%                                 .04%                   .84%
Leveraged AllCap                           .85%                                 .15%                  1.00%


                                     BRAVO!
                                       29


MFS TRUST
Emerging Growth                            .75%                              .12%(4)                   .87%(5)
Utilities                                  .75%                              .25%(4)                  1.00%(5)
World Governments                          .75%                              .25%(4)                  1.00%(5)
Research                                   .75%                              .13%(4)                  .88.%(5)
Growth With Income                         .75%                              .25%(4)                  1.00%(5)

MORGAN STANLEY FUND
Emerging Markets Equity(6)                 .00%                             1.75%                     1.75%
Global Equity(7)                           .00%                             1.15%                     1.15%
International Magnum(7)                    .00%                             1.15%                     1.15%
Asian Equity(7)                            .00%                             1.20%                     1.20%
U.S. Real Estate(7)                        .00%                             1.10%                     1.10%

(1) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Without these reductions, the total operating expenses presented in the table would have been .58% for Equity-Income Portfolio, .69% for Growth Portfolio, .92% for Overseas Portfolio, .65% for Asset Manager Portfolio, .71% for Contrafund Portfolio, and .77% for Asset Manager: Growth Portfolio.

(2) Fidelity agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been .27%, .13% and .40% respectively, on an annualized basis.

(3) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Income and Growth, and Alger American Balanced, 1.25%; Alger American Small Capitalization, Alger American MidCap Growth, Alger American Leveraged All Cap, and the Alger American Growth, 1.50%. Included in "Other Expenses" of Leveraged AllCap is .04% of interest expense.

(4) MFS has agreed to bear expenses for each series, subject to reimbursement by each series, such that each series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. Absent this expense arrangement, "Other Expenses" and "Total" expenses would be .45% and 1.20%, respectively, for the Utilities Series; .40% and 1.15%, respectively, for the World Governments Series; and .35% and 1.10%, respectively, for the Growth With Income Series.

(5) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). Any such fee reductions are not reflected under "Other Expenses."

(6) For the fiscal year ended December 31, 1997 fund's expenses were voluntarily reduced by the fund's investment adviser. Absent reimbursement the management fee, other expenses and total expenses would have been 1.25%, 2.87% and 4.12%, respectively.

(7) The fund's expenses were voluntarily reduced by the fund's investment adviser. Absent reimbursement the management fee, other expenses and total expenses would have been as follows based on the annualized period January 2, 1997 through December 31, 1997 for Global Equity and International Magnum portfolios. The U.S. Real Estate and Asian Equity portfolios were based on the annualized period March 3, 1997 through December 31, 1997. Global Equity: .80%; 1.63%; and 2.43%. International
         Magnum:  .80%;  1.98%; and 2.78%.  U.S. Real Estate:  .80%;  1.52%; and
         2.32%. Asian Equity: .80%; 2.30%; and 3.10%.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

----------------

AVLIC may receive administrative fees from the investment advisers of certain Funds. AVLIC currently does not assess a separate charge against the Separate Account or the Fixed Account for any federal, state or local income taxes.


                                     BRAVO!
                                       30

AVLIC may, however, make such a charge in the future if income or gains within the Separate Account will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of AVLIC changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by AVLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

CONTROL OF POLICY. The Policyowner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policyowner, if living; otherwise to any successor-owner or owners, if living; otherwise to the estate of the last Policyowner to die.

BENEFICIARY. Policyowners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Second Death, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiaries of the next class; otherwise to the Policyowner; otherwise to the estate of the Policyowner.

CHANGE OF BENEFICIARY. The Policyowner may change the Beneficiary by written request at any time while at least one Insured is alive unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. AVLIC will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICYOWNER OR ASSIGNMENT. In order to change the Policyowner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with AVLIC at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and AVLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to AVLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives at the time of the Second Death, the Death Benefit Proceeds shall be paid in one sum to the Policyowner, if living; otherwise to any successor-owner, if living; otherwise to the Policyowner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. AVLIC cannot contest the Policy or reinstated Policy while at least one Insured is alive after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, AVLIC cannot contest an increase in the Specified Amount or addition of a rider while at least one Insured is alive, after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision. We may require proof prior to the end of the appropriate contestability period that both Insureds are living.

MISSTATEMENT OF AGE AND SEX. If the age or sex of either Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the correct age and sex of the Insureds. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If either Insured, while sane or insane, commits suicide within two years after the Policy Date, AVLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If either Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, AVLIC's liability with respect to such increase will only be its total cost of insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.


                                     BRAVO!
                                       31

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at the Second Death, and transfers may be postponed whenever: (1) the New York Stock Exchange (NYSE) is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policyowners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policyowner's bank.

REPORTS AND RECORDS. AVLIC will maintain all records relating to the Separate Account and will mail to the Policyowner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policyowner may receive confirmation of such transactions in their quarterly statements. The Policyowner should review the information in these statements carefully. All errors or corrections must be reported to AVLIC immediately to assure proper crediting to the Policy. AVLIC will assume all transactions are accurately reported on quarterly statements unless AVLIC is notified otherwise within 30 days after receipt of the statement. The Policyowner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS.) Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction. (See the section on Charges From Accumulation Value - Monthly Deduction.)

ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (LIVING BENEFIT RIDER.) Upon Satisfactory Proof of Death of one Insured, and satisfactory proof of terminal illness of the surviving Insured after the two-year contestable period (no waiting period in certain states), AVLIC will accelerate the payment of up to 50% of the lowest scheduled Death Benefit as provided by eligible coverages, less an amount up to two guideline level premiums.

Future premium allocations after the payment of the benefit must be allocated to the Fixed Account. Payment will not be made for amounts less than $4,000 or more than $250,000 on all policies issued by AVLIC or its affiliates that provide coverage on the surviving Insured. AVLIC may charge the lesser of 2% of the benefit or $50 as an expense charge to cover the costs of administration.

Satisfactory proof of terminal illness of the last surviving Insured must include a written statement from a licensed physician who is not related to the Insured or the Policyowner stating that the Insured has a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in less than 12 months (6 months in certain states) from the date of the physician's statement. Further, the condition must first be diagnosed while the Policy is in force.

The accelerated benefit first will be used to repay any Outstanding Policy Debt, and will also affect future loans, partial withdrawals, and Surrenders. The accelerated benefit will be treated as a lien against the Policy Death Benefit and will thus reduce the Death Benefit Proceeds. Interest on the lien will be charged at the Policy loan interest rate. There is no extra premium for this rider.

ESTATE PROTECTION RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds during the first four Policy Years.

FIRST-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of either of the two Insureds.

SECOND-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds.



                                     BRAVO!
                                       32

TERM RIDER FOR COVERED INSURED. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of the rider Insured, as identified. The rider may be purchased on either Insured or on an individual other than the Insureds.

TOTAL DISABILITY RIDER. This rider provides for the payment by AVLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policyowner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value. The rider may be purchased on either or both Insureds.

POLICY SPLIT OPTION. This rider allows the Policy to be split into two individual policies, subject to evidence of insurability on both Insureds.

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is AIC, a wholly owned subsidiary of AMAL Corporation and an affiliate of AVLIC. AIC is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). AVLIC pays AIC for acting as the principal underwriter under an Underwriting Agreement. In 1997, AIC received gross variable universal life compensation of $11,369,404, and retained $438,745 in underwriting fees, and $2,975 in brokerage commissions on AVLIC's variable universal life policies.

The Policies are sold through registered representatives of AIC or other broker-dealers which have entered into selling agreements with AVLIC or AIC. These registered representatives are also licensed by state insurance officials to sell AVLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of
 .25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with AVLIC or AIC and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws. This discussion is based upon AVLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. AVLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insureds, Policyowner or Beneficiary may be altered.

1. TAXATION OF AVLIC. AVLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since the Separate Account is not a separate entity from AVLIC, and its operations form a part of AVLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of the Separate Account are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. AVLIC believes that Separate Account net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

                                     BRAVO!
                                       33

     AVLIC does not currently expect to incur any federal income tax liability attributable to the Separate Account with respect to the sale of the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to the Separate Account, it may assess a charge for such taxes against the Separate Account.

     AVLIC may also incur state and local taxes (including premium taxes). At present, they are not charges against the Separate Account. If there is a material change in state or local tax laws, charges for such taxes attributable to the Separate Account, if any, may be assessed against the Separate Account.

2. TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. While AVLIC believes that the Policy meets the statutory definition of a life insurance contract under Internal Revenue Code Section 7702 and should receive federal income tax treatment consistent with that of a fixed-benefit life insurance policy, the area of tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, certain tax requirements relating to survivorship variable universal life policies). AVLIC reserves the right to make changes to the Policy if deemed appropriate by AVLIC to attempt to assure qualification of the Policy as a life insurance contract. If the Policy were determined not to qualify as life insurance under Code Section 7702, the Policy would not provide the tax advantages normally provided by life insurance. If the Death Benefit of a Policy is changed, the applicable defined limits may change.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code. Basically, Section 7702A of the Code defines a "modified endowment contract" as a policy issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid up benefits after seven level annual premiums.

     Certain benefits the Policyowner may elect under this Policy may be material changes that affect or cause retesting under the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by AVLIC within 60 days after the Policy Anniversary Date will reduce the premiums paid to prevent the Policy from becoming a modified endowment contract. All modified endowment policies issued by AVLIC to the same Policyowner in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

     AVLIC does not have control over the Funds or their investments. However, AVLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, AVLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.

     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which Policyowners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, AVLIC reserves the right to modify the Policy as necessary to prevent the Policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the Policy for favorable tax treatment.

                                     BRAVO!
                                       34

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

3. TAX TREATMENT OF POLICY PROCEEDS. AVLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, AVLIC believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code and the Policyowner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender.

     Distributions  From Policies That Are Not "Modified  Endowment  Contracts."
     ---------------------------------------------------------------------------
     Distributions (while one or both Insureds are still alive) from a Policy that is not a modified endowment contract are generally treated as first a recovery of the investment in the Policy and then only after the return of all such investment, as disbursing taxable income. However, in the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 defined limits on premiums and Accumulation Values, such distributions will be taxable as ordinary income to the Policyowner (to the extent of any gain in the Policy) as prescribed in Section 7702. In addition, upon a complete surrender or lapse of a Policy that is not a "modified endowment contract," if the amount received plus the amount of any outstanding Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income for tax purposes. Investment in the Policy means (1) the total amount of any premiums paid for the Policy plus the amount of any loan received under the Policy to the extent the loan is included in gross income of the Policy owner minus (2) the total amount received under the Policy by the
     Policyowner that was excludible from gross income, excluding any non-taxable loan received under the Policy.

     AVLIC also believes that loans received under a Policy that is not a "modified endowment contract" will be treated as debt of the Policyowner and that no part of any loan under a Policy will constitute income to the Policyowner so long as the Policy remains in force. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

     Except for Policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repeals the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance Policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for existing debt are included in the Health Insurance Act. The transitional rules include a phase-out of the deduction for debt incurred (1) before January 1, 1996, or (2) before January 1, 1997, for Policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurs over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 Policies. The Taxpayer Relief Act of 1997 ("TRA '97"), further expanded the interest deduction disallowance for businesses by providing, with respect to Policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). TRA '97 also provides that no deduction is permissible for premiums paid on a life insurance Policy if the taxpayer is directly or indirectly a Beneficiary under the Policy. Also under TRA '97 and subject to certain exceptions, for Policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed Policy cash values. This disallowance generally does not apply to Policies owned by natural persons. Policyowners should consult a competent tax advisor concerning the tax implications of these changes for their Policies.

     Distributions From Policies That Are "Modified Endowment Contracts." Should
     --------------------------------------------------------------------
     the Policy become a "modified endowment contract" partial withdrawals, full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution prior to the Policyowner's age 59 1/2. The 10% penalty tax does not apply if the Policyowner is disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the Policyowner or the joint lives of the Policyowner and Beneficiary.

     The right to exchange the Policy for a survivorship flexible premium adjustable life insurance policy (See the section on Exchange Privilege.), the right to change Policyowners (See the section on General Provisions.), and the provision for partial withdrawals (See the section on Surrenders.) may have tax consequences depending on the circumstances of such exchange, change, or withdrawal. Upon complete Surrender, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis"), that are not treated as previously withdrawn by the Policyowner, the excess generally will be taxed as ordinary income.

                                     BRAVO!
                                       35

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policyowner or Beneficiary. In addition, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. The advice of competent tax counsel should be sought in connection with use of life insurance in a qualified plan.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

AVLIC holds the assets of the Separate Account. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. AVLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

AVLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. AVLIC does not engage any such third parties to offer such services of any type. In certain cases, AVLIC has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policyowners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with AVLIC for the sale of Policies. AVLIC takes no responsibility for the investment allocations and transfers transacted on a Policyowner's behalf by such third parties or any investment allocation recommendations made by such parties. Policyowners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

VOTING RIGHTS

AVLIC is the legal holder of the shares held in the Subaccounts of the Separate Account and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholders's meeting. To the extent required by law, AVLIC will vote all shares of each of the Funds held in the Separate Account at regular and special shareholder meetings of the Funds according to instructions received from Policyowners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policyowner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policyowners are received and Fund shares held in each Subaccount which do not support Policyowner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. AVLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal regulations. If AVLIC does disregard voting instructions, it will advise Policyowners of that action and its reasons for the action in the next annual report or proxy statement to Policyowners.

STATE REGULATION OF AVLIC

AVLIC, a stock life insurance company organized under the laws of Nebraska, is subject to regulation by the Nebraska Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of AVLIC and the Separate Account as of December 31 of the preceding year must be filed with the Nebraska Department of Insurance. Periodically, the Nebraska Department of Insurance examines the liabilities and reserves of AVLIC and the Separate Account.



                                     BRAVO!
                                       36

In addition, AVLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the Prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC

Shows name and position(s) with AVLIC followed by the principal occupations for the last five years.***

LAWRENCE J. ARTH, DIRECTOR, CHAIRMAN OF THE BOARD, AND CHIEF EXECUTIVE OFFICER* Director, Chairman of the Board, and Chief Executive Officer: ALIC**; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

WILLIAM J. ATHERTON, DIRECTOR, PRESIDENT, AND CHIEF OPERATING OFFICER*
Director: AMAL Corporation; President: North American Security Life Insurance Company; also served as officer and/or director of other subsidiaries and/or affiliates of North American.

KENNETH C. LOUIS, DIRECTOR, EXECUTIVE VICE PRESIDENT*
Director, President and Chief Operating Officer: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

GARY R. MCPHAIL, DIRECTOR, EXECUTIVE VICE PRESIDENT****
Director, President, and Chief Executive Officer: AmerUs Life Insurance Company; also serves as officer and/or director of other subsidiaries and/or affiliates of AmerUs Life Insurance Company; Executive Vice President - Marketing and Individual Operations: New York Life Insurance Company; President: Lincoln National Sales Corporation.

ROBERT W. BUSH, DIRECTOR, SENIOR VICE PRESIDENT-VARIABLE OPERATIONS AND ADMINISTRATION*
Executive Vice President-Individual Insurance: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC; Senior Vice President, CUNA Mutual Insurance Group; also served as officer and/or director of other subsidiaries and/or affiliates of CUNA.

WAYNE E. BREWSTER, SENIOR VICE PRESIDENT-VARIABLE SALES*
Vice President-Variable Sales: ALIC.

ASHOK CHAWLA, VICE PRESIDENT-FIXED ANNUITY INVESTMENTS****
Senior Vice President - Fixed Income Group: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company); Director-Risk Management:
Providian Corp.; Assistant Vice President: Lincoln National Corp.

BRIAN J. CLARK, VICE PRESIDENT-FIXED ANUITY PRODUCT DEVELOPMENT **** Senior Vice President - Product Management: AmerUs Life Insurance Company.

MICHAEL G. FRAIZER, DIRECTOR****
Controller: AmerUs Life Insurance Company; also serves as director of an affiliate of AVLIC.

THOMAS C. GODLASKY, DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER****
Executive Vice President and Chief Investment Officer: AmerUs Life Holdings, Inc.; Executive Vice President and Chief Investment Officer: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company); Manager-Fixed Income and Derivatives Department: Providian Corporation; also serves as director of an affiliate of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life Insurance Company.

JOSEPH K. HAGGERTY, ASSISTANT GENERAL COUNSEL****
Senior Vice President and General Counsel: AmerUs Life Holdings, Inc.; Senior Vice President and General Counsel: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company f.k.a. Central Life Assurance Company*****); Senior Vice President, Deputy General Counsel: I.C.H. Corporation; also serves as an officer to an affiliate of AVLIC, and served as officer and/or director of other subsidiaries and/or affiliates of I.C.H. Corporation; also serves as officer of other affiliates of AmerUs Life Insurance Company.

JON C. HEADRICK, TREASURER*
Executive Vice President-Investments and Treasurer: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

SANDRA K. HOLMES, VICE PRESIDENT-FIXED ANNUITY CUSTOMER SERVICE****
Senior Vice President: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company*****).


                                     BRAVO!
                                       37

KENNETH R. JONES, VICE PRESIDENT-CORPORATE COMPLIANCE AND ASSISTANT SECRETARY* Vice President, Corporate Compliance & Assistant Secretary: ALIC; also serves as officer of other subsidiaries and/or affiliates of ALIC.

NORMAN M. KRIVOSHA, SECRETARY AND GENERAL COUNSEL*
Executive Vice President, Secretary & Corporate General Counsel: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

CYNTHIA J. LAVELLE, VICE PRESIDENT-OPERATIONS AND SUPPORT*
Assistant Vice President - Variable Operations: ALIC.

JOANN M. MARTIN, CONTROLLER*
Senior Vice President-Controller and Chief Financial Officer: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

SHEILA SANDY, ASSISTANT SECRETARY****
Manager Annuity Services: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company).

KEVIN WAGONER, ASSISTANT TREASURER****
Director Investment Accounting: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company*****); Senior Financial Analyst: Target Stores.


     *Principal business address:   Ameritas Variable Life Insurance Company
                                    5900 "O" Street, P.O. Box 82550
                                    Lincoln, Nebraska 68501

     **Ameritas Life Insurance Corp.

     ***Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.


     **** Principal business address:  AmerUs Life Insurance Company
                                       611 Fifth Avenue
                                       Des Moines, Iowa 50309

     ***** Central Life Assurance Company merged with American Mutual Life Insurance Company on December 31, 1994. Central Life Assurance Company was the survivor of the merger. Contemporaneous with the merger, Central Life Assurance Company changed its name to American Mutual Life Insurance Company. (American Mutual Life Insurance Company changed its name to AmerUs Life Insurance Company on July 1, 1996.)

LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and AVLIC's right to issue the Policy under Nebraska Insurance Law, have been passed upon by Norman M. Krivosha, Secretary and General Counsel of AVLIC.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. AVLIC is not involved in any litigation that is of material importance in relation to its ability to meet its obligations under the Policies, or that relates to the Separate Account. AIC is not involved in any litigation that is of material importance in relation to its ability to perform under its underwriting agreement.



                                     BRAVO!
                                       38

EXPERTS

Actuarial matters included in this prospectus have been examined by __________, Actuary of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, AVLIC and the Policy offered hereby. Statements contained in this prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of AVLIC which are included in this prospectus should be considered only as bearing on the ability of AVLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.



                                     BRAVO!
                                       39

APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS AND CASH VALUES

The following tables illustrate how the Accumulation Values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the Accumulation Values and Death Benefits of a Policy issued to two Insureds of given ages and specified underwriting risk classifications who pay the given premium at issue would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages 41 through 44 illustrate a Policy issued to a male, age 45, under a Preferred rate non-tobacco underwriting risk classification and a female age 45, also under a Preferred non-tobacco underwriting risk classification. This Policy provides for a standard tobacco use and non-tobacco use, and preferred non-tobacco classification. The Accumulation Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years, or if the Insureds were assigned to a different underwriting risk classification.

The second column of the tables shows the accumulated value of the premiums paid at 5%. The following columns show the Death Benefits and the Accumulation Values for uniform hypothetical rates of return shown in these tables. The tables on pages 41 and 43 are based on the current Cost of Insurance Rates, current expense deductions and the current percent of premium loads. These reflect the basis on which AVLIC currently sells its Policies. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables (Smoker is referenced for tobacco use rates; Non-Smoker is referenced for non-tobacco use rates). Since these are recent tables and are split to reflect tobacco use and sex, the current Cost of Insurance Rates used by AVLIC are at this time equal to the maximum Cost of Insurance Rates for many ages. AVLIC anticipates reflecting future improvements in actual mortality experience through adjustments in the current Cost of Insurance Rates actually applied. AVLIC also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premiums of loads and other expense deductions. The Death Benefits and cash values shown in the tables on pages 42 and 44 are based on the assumption that the maximum allowable Cost of Insurance Rates as described above and maximum allowable expense deductions are made throughout the life of the Policy.

The amounts shown for the Death Benefits, Surrender values and Accumulation Values reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment (the equivalent to an annual rate of .86% of the aggregate average daily net assets of the Fund) and the daily charge by AVLIC to each Subaccount for assuming mortality and expense risks and administrative expenses (which is equivalent to a charge at an annual rate of 0.90% for Policy Years 1-15 and 0.45% thereafter of the average net assets of the Subaccounts). A portion of the brokerage commissions that certain Fidelity Funds pay was used to reduce Funds expenses. In addition, certain Fidelity Funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Without these reductions, expenses would have been higher. The Investment Advisor or other affiliates of the various Funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolios may exclude certain items) were in excess of an annual rate of .28% for the Index 500 Portfolio, 1.25% for the Alger American Income and Growth and Alger American Balanced portfolios; 1.50% for the Alger American Small Capitalization, Alger American Mid-Cap Growth, Alger American Leveraged All Cap, and Alger American Growth portfolios; 1.75% for the Morgan Stanley Emerging Markets Equity, 1.20% for the Morgan Stanley Asian Equity, 1.15% for the Morgan Stanley Global Equity and Morgan Stanley International Magnum, 1.10% for the Morgan Stanley U.S. Real Estate portfolios of daily net assets. MFS Co. has agreed to bear expenses for each series, subject to reimbursement by each series, such that each series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. These agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 0%, 6%, and 12% were computed after deducting Fund expenses and correspond to approximate net annual rates of -1.76%, 4.24%, and 10.24% respectively, for years 1-15 and -1.31%, 4.69%, and
10.69% for the years thereafter respectively, on pages 41 and 43 and -1.76%, 4.24%, and 10.24% respectively, on pages 42 and 44.

The hypothetical values shown in the tables do not reflect any charges for Federal Income tax burden attributable to the Separate Account, since AVLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Death Benefits and values illustrated. (See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, and if no Policy loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than 15 transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insureds were tobacco users, in substandard risk classifications, or were other ages, or if a higher or lower premium was illustrated.

Upon request, AVLIC will provide comparable illustration based upon the proposed Insureds' ages, sexes and underwriting classifications, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.



                                     BRAVO!
                                       40


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                            Nontobacco                                   Preferred Underwriting Class
Female Issue Age: 45                          Nontobacco                                   Preferred underwriting Class

                                        PLANNED PERIODIC ANNUAL PREMIUM: $6000
                                           INITIAL SPECIFIED AMOUNT: $500000
                                                DEATH BENEFIT OPTION: A

                                   USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.76% Net)                   ( 4.24% Net)                     (10.24% Net)
                         ------------------------------    --------------------------     ----------------------------
           Accumulated
 End Of    Premiums At    Accumu-     Cash                 Accumu-     Cash              Accumu-     Cash
 Policy    5% Interest     lation   Surrender    Death     lation    Surrender   Death    lation   Surrender   Death
  Year      Per Year       Value      Value     Benefit     Value      Value    Benefit   Value      Value    Benefit
  ----      --------       -----      -----     -------     -----      -----    -------   -----      -----    -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10

   15
   20

 Ages
   60
   65
   70
   75


1) Assumes an annual $6000 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.




                                     BRAVO!
                                       41


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                            Nontobacco                                   Preferred Underwriting Class
Female Issue Age: 45                          Nontobacco                                   Preferred underwriting Class


                                        PLANNED PERIODIC ANNUAL PREMIUM: $6000
                                           INITIAL SPECIFIED AMOUNT: $500000
                                                DEATH BENEFIT OPTION: A

                              USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.76% Net)                   ( 4.24% Net)                     (10.24% Net)
                         -----------------------------     --------------------------     ----------------------------
           Accumulated
 End Of    Premiums At    Accumu-     Cash                 Accumu-     Cash              Accumu-     Cash
 Policy    5% Interest     lation   Surrender    Death     lation    Surrender   Death    lation   Surrender   Death
  Year      Per Year       Value      Value     Benefit     Value      Value    Benefit   Value      Value    Benefit
  ----      --------       -----      -----     -------     -----      -----    -------   -----      -----    -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10

   15
   20

 Ages
   60
   65
   70
   75


* In the absence of an additional premium the Policy would lapse.
1) Assumes an annual $6000 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.




                                     BRAVO!
                                       42


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY




Male Issue Age: 45                            Nontobacco                                   Preferred Underwriting Class
Female Issue Age: 45                          Nontobacco                                   Preferred underwriting Class


                                        PLANNED PERIODIC ANNUAL PREMIUM: $20000
                                           INITIAL SPECIFIED AMOUNT: $500000
                                                DEATH BENEFIT OPTION: B

                                   USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.76% Net)                   ( 4.24% Net)                     (10.24% Net)
                         -----------------------------    --------------------------      ---------------------------
           Accumulated
 End Of    Premiums At    Accumu-     Cash                 Accumu-     Cash              Accumu-     Cash
 Policy    5% Interest     lation   Surrender    Death     lation    Surrender   Death    lation   Surrender   Death
  Year      Per Year       Value      Value     Benefit     Value      Value    Benefit   Value      Value    Benefit
  ----      --------       -----      -----     -------     -----      -----    -------   -----      -----    -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10

   15
   20

 Ages
   60
   65
   70
   75


1) Assumes an annual $20000 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                     BRAVO!
                                       43


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                            Nontobacco                                   Preferred Underwriting Class
Female Issue Age: 45                          Nontobacco                                   Preferred underwriting Class


                                        PLANNED PERIODIC ANNUAL PREMIUM: $20000
                                           INITIAL SPECIFIED AMOUNT: $500000
                                                DEATH BENEFIT OPTION: B

                              USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                              0% Hypothetical Gross           6% Hypothetical Gross         12% Hypothetical Gross
                             Annual Investment Return       Annual Investment Return       Annual Investment Return
                                 (-1.76% Net)                   ( 4.24% Net)                     (10.24% Net)
                         -----------------------------    ---------------------------    ----------------------------
           Accumulated
 End Of    Premiums At    Accumu-     Cash                 Accumu-     Cash              Accumu-     Cash
 Policy    5% Interest     lation   Surrender    Death     lation    Surrender   Death    lation   Surrender   Death
  Year      Per Year       Value      Value     Benefit     Value      Value    Benefit   Value      Value    Benefit
  ----      --------       -----      -----     -------     -----      -----    -------   -----      -----    -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10

   15
   20

 Ages
   60
   65
   70
   75


1) Assumes an annual $20000 premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.
2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                     BRAVO!
                                       44

                           INCORPORATION BY REFERENCE

The Registrant, AVLIC Separate Account V purchases or will purchase units from the portfolios of these funds at the direction of its policyholders. The prospectuses of these funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:


                      The Variable Insurance Products Fund
                            Registration No. 2-75010

                     The Variable Insurance Products Fund II
                            Registration No. 33-20773

                             The Alger American Fund
                            Registration No. 33-21722

                          MFS Variable Insurance Trust
                            Registration No. 33-74668

                      Morgan Stanley Universal Funds, Inc.
                            Registration No. 333-3013

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

AVLIC's By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 22nd day of January, 1999.


                                        AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                  SEPARATE ACCOUNT V, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor




Attest: /s/Norman M. Krivosha            By: /s/Lawrence J. Arth
        ---------------------                ---------------------
              Secretary                      Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Ameritas Variable Life Insurance Company on the dates indicated.



         SIGNATURE                  TITLE                             DATE
         ---------                  -----                             ----


/s/Lawrence J. Arth     Director, Chairman of the Board         January 22, 1999
--------------------     and Chief Executive Officer
   Lawrence J. Arth


/s/William J. Atherton       Director, President and            January 22, 1999
-----------------------      Chief Operating Officer
   William J. Atherton


/s/Kenneth C. Louis      Director, Executive Vice President     January 22, 1999
---------------------
   Kenneth C. Louis


/s/Gary R. McPhail        Director, Executive Vice President    January 22, 1999
--------------------
   Gary R. McPhail


                            Director, Senior Vice President -   January 22, 1999
----------------------   Variable Operations and Administration
   Robert W. Bush


/s/Michael G. Fraizer              Director                     January 22, 1999
----------------------
   Michael G. Fraizer

         SIGNATURE                  TITLE                             DATE
         ---------                  -----                             ----


/s/Thomas C. Godlasky      Director, Senior Vice President      January 22, 1999
----------------------      and Chief Investment Officer
   Thomas C. Godlasky


/s/Jon C. Headrick                 Treasurer                    January 22, 1999
----------------------
   Jon C. Headrick


/s/Norman M. Krivosha      Secretary and General Counsel        January 22, 1999
-----------------------
   Norman M. Krivosha


/s/JoAnn M. Martin                 Controller                   January 22, 1999
---------------------
   JoAnn M. Martin

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following Papers and Documents:

   The facing sheet.
   The prospectus  consisting of 44 pages.
   The undertaking to file reports.
   The undertaking pursuant to Rule 484.
   Representation pursuant to Rule 6e-3(T).
   The signatures.
   Written consents of the following:
     (a)
     (b) Norman M. Krivosha
     (c)

The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2.
    (1) Resolution of the Board of Directors of AVLIC Authorizing Establishment of the Account.*
    (2)  Not applicable.
    (3)  (a) Principal  Underwriting Agreement.*
         (b) Proposed form of Selling Agreement.*
         (c) Commission Schedule. - To be filed by later amendment
         (d) Amendment to Principal Underwriting Agreement.**
    (4)  Not applicable.
    (5)  (a) Proposed form of Policy. - To be filed by later amendment
         (b) Proposed form of Policy Riders. - To be filed by later amendment
    (6)  (a) Articles of Incorporation of AVLIC.**
         (b) Bylaws of AVLIC.***
    (7)  Not applicable.
    (8)  (a) Participation Agreement in the Variable Insurance Products Fund.**
         (b) Participation Agreement  in  the  Alger  American  Fund.**
         (c) Participation Agreement  in the MFS  Variable  Insurance  Trust.*
         (d) Participation Agreement in the Morgan Stanley Universal Funds,
              Inc.*
    (9)   Not applicable.
    (10)  Application for Policy. - To be filed by later amendment

2. (a)(b)  Opinion  and  Consent of Norman M.  Krivosha,  Secretary  and General
            Counsel
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) of Part I.
4. Not applicable.
5. Not applicable
6. Opinion and Consent of Actuary - to be filed by later amendment
7. Consent of Independent Auditors - to be filed by later  amendment
8. Form of Notice of  Withdrawal  Right and Refund pursuant  to Rule  6e-3(T)(b)
   (13)(viii)  under  the  Investment  Company  Act of 1940.**
-------------

* Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V. File No. 333-15585, filed November 5, 1996.

**      Incorporated  by  reference  to  the  Pre-Effective  Amendment  to   the
Registration Statement for Ameritas Variable Life Insurance Company Separate Account V. File No. 333-15585, filed January 17, 1997.

***     Incorporated  by  reference  to  Pre-Effective  Amendment  No. 1 to  the
Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-36507, filed February 20, 1998.

                                  Exhibit Index


Exhibit                                                                     Page

2.(a)(b)       Opinion and Consent of Norman M. Krivosha